April 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. (Mail Stop 3628)

Washington, D.C.  20549

Attention:                                         Katherine Hsu — Structured Finance

Arthur Sandel — Structured Finance

Re:                                                                             Public Service Company of New Hampshire

PSNH Funding LLC 3
Registration Statement on Form SF-1

File Nos. 333-223108 and 333-223108-01

Dear Ms. Hsu and Mr. Sandel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Public Service Company of New Hampshire (“PSNH”) and PSNH Funding LLC 3 (together with PSNH, the “Registrants”) hereby request that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 8:30 a.m. Eastern Time on April 30, 2018, or as soon as possible thereafter. The Registrants hereby authorize Marko Zatylny or William J. Michener of Ropes & Gray LLP, counsel to the Registrants, to orally modify or withdraw this request for acceleration.

Please call Marko Zatylny of Ropes & Gray LLP, counsel to the Registrants, at (617) 951-7980 as soon as the registration statement has been declared effective.

* * * *

Very truly yours,

PUBLIC SERVICE COMPANY OF NEW
HAMPSHIRE

By:	/s/ Jay S. Buth
Name:	Jay S. Buth
Title:	Vice President, Controller and Chief
Accounting Officer

PSNH FUNDING LLC 3

By:	/s/ Jay S. Buth
Name:	Jay S. Buth
Title:	Vice President, Controller and Chief
Accounting Officer